UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

TC PipeLines, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

87233Q 10 8

(CUSIP Number)

Christine R. Johnston
450 - 1st Street SW

Calgary, Alberta, Canada

T2P 5H1

(403) 920-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TC Energy Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,084,831
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 17,084,831
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,084,831
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person (See Instructions) HC, CO

1	As of November 5, 2020, there were 71,306,396 common units of TC Pipelines, LP outstanding.

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TransCanada PipeLines Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,084,831
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 17,084,831
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,084,831
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person (See Instructions) CO

2	As of November 5, 2020, there were 71,306,396 common units of TC Pipelines, LP outstanding.

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TransCanada PipeLine USA Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,084,831
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 17,084,831
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,084,831
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person (See Instructions) CO

3	As of November 5, 2020, there were 71,306,396 common units of TC Pipelines, LP outstanding.

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TransCan Northern Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,084,831
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 17,084,831
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,084,831
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.0%
14	Type of Reporting Person (See Instructions) CO

4	As of November 5, 2020, there were 71,306,396 common units of TC Pipelines, LP outstanding.

SCHEDULE 13D

CUSIP No. 87233Q 10 8

1	Name of Reporting Persons. TC PipeLines GP, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5,797,106
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 5,797,106
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,797,106
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.1%
14	Type of Reporting Person (See Instructions) CO

5	As of November 5, 2020, there were 71,306,396 common units of TC Pipelines, LP outstanding.

AMENDMENT NO. 7 TO

STATEMENT ON SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 7 (the “Amendment”) to Schedule 13D is being filed by TC Energy Corporation, a Canadian public company (“TC Energy”), TransCanada PipeLines Limited, a Canadian corporation (“TCPL”), TransCanada PipeLine USA Ltd., a Nevada Corporation (“TC PipeLine USA”), TransCan Northern Ltd., a Delaware corporation (“TransCan Northern”) and TC PipeLines GP, Inc., a Delaware corporation (the “GP”), to amend the Schedule 13D that was filed on August 9, 2002, as amended by Amendment No. 1 filed on August 13, 2003, Amendment No. 2 filed on August 3, 2004, Amendment No. 3 filed on April 1, 2005, Amendment No. 4 filed on February 22, 2007, Amendment No. 5 filed on July 2, 2009 and Amendment No. 6 filed on October 5, 2020. This statement relates to the common units representing limited partner interests (the “Common Units”) of TC PipeLines, LP, a Delaware limited partnership (the “Partnership”), which has its mailing address and principal executive offices at 700 Louisiana Street, Suite 700, Houston, Texas 77002-2761.

Item 2.	Identity and Background.

The name, state or other place of organization and address of its principal office for the Reporting Persons are set forth on Schedule I attached hereto.

(a)-(c)The information required to be filed in response to paragraphs (a), (b) and (c) of Item 2 with respect to the persons listed on Appendices A, B, C, D and E (the “Listed Persons”) hereto is set forth therein.

(d)   During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, none of the Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The information required to be filed in response to paragraph (f) of Item 2 with respect to the Listed Persons is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following paragraph:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) will consist entirely of newly issued shares of TC Energy Common Stock (as defined below) as described in Item 4 and cash in lieu of any fractional shares of TC Energy Common Stock to which a holder is entitled pursuant to the Merger Agreement.

Item 4.	Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On December 14, 2020, the Partnership, the GP, TC Energy, TransCan Northern, TC PipeLine USA and TCP Merger Sub, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of TC Energy (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership continuing as the sole surviving entity and a wholly owned subsidiary of TC Energy.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each Common Unit issued and outstanding immediately prior to the effective time of the Merger, other than Common Units owned by TC Energy and its affiliates, will be cancelled in exchange for 0.70 shares of TC Energy common stock (“TC Energy Common Stock”).

The conflicts committee (the “Conflicts Committee”) of the board of directors (the “Board”) of the GP has, acting in good faith, unanimously, (i) determined that the Merger Agreement and the transactions contemplated thereby are fair and reasonable to, and in the best interests of, the Partnership and the holders of the outstanding Common Units (other than TC Energy and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated thereby, on the terms and subject to the conditions set forth in the Merger Agreement, which such approval constituted “Special Approval” for all purposes under the limited partnership agreement of the Partnership, (iii) recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, (iv) recommended that the Board approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger and (v) recommended that the Board direct that the Merger Agreement be submitted to a vote of the limited partners for their approval at a special meeting and recommended that the Board recommend to the limited partners of the Partnership that the limited partners approve the Merger Agreement and the Merger. Based upon such recommendation, the Board has, acting in good faith unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to, and in the best interests of the Partnership and the holders of the outstanding Common Units (other than TC Energy and its affiliates), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger and (iv) resolved to recommend that the limited partners approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to the limited partners for their approval at a special meeting.

Pursuant to the Merger Agreement, each of TC Energy, TransCan Northern and TC PipeLine USA have agreed to (i) vote, or cause to be voted, all Common Units then owned by it or its subsidiaries in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger and (ii) not, and cause each of its subsidiaries not, to transfer, assign or otherwise dispose of any Common Units owned by TC Energy or its subsidiaries.

The completion of the Merger is subject to certain customary closing conditions, including (i) receipt of approval of the Merger Agreement by vote of the limited partners holding the Common Units constituting at least a majority of the outstanding Common Units entitled to vote at the special meeting of the limited partners, (ii) the TC Energy Common Stock issuable in connection with the Merger having been approved for listing on the NYSE and the TSX, subject to official notice of issuance, (iii) any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having been terminated or having expired, any required approval or consent under any other applicable antitrust law having been obtained and the approval of the transaction from the Committee on Foreign Investment in the United States having been obtained; (iv) the absence of any governmental order prohibiting the consummation of the Merger or the other transactions contemplated thereby, and (v) TC Energy’s registration statement on Form F-4 having become effective under the Securities Act of 1933, as amended.

TC Energy, TransCan Northern, TC PipeLine USA, Merger Sub, the Partnership and the GP have made customary representations and warranties, and agreed to customary covenants, in the Merger Agreement. Subject to certain exceptions, TC Energy and the Partnership have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger Agreement contains certain termination rights that may be exercised by either TC Energy or the Partnership, including in the event that (i) both parties agree by mutual written consent duly authorized by the Conflicts Committee on behalf of the Partnership and the TC Energy board of directors to terminate the Merger Agreement, (ii) the Merger is not consummated by August 14, 2021 (the “Outside Date”), (iii) any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable, or (iv) if the special meeting of the limited partners has concluded and the requisite approval of the limited partners has not been obtained. The Merger Agreement contains provisions granting TC Energy the right to terminate the Merger Agreement for certain reasons, including (i) if a Partnership Adverse Recommendation Change (as the term is defined in the Merger Agreement) shall have occurred, unless the special meeting of the limited partners was held and the vote to approve the Merger taken, regardless of whether the requisite vote was obtained or (ii) if there has been a breach by the Partnership of any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of the Partnership shall have become untrue, in either case such that certain conditions to TC Energy’s obligation to consummate the Transactions under the Merger Agreement would not be satisfied and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (A) 60 days after the giving of notice thereof by TC Energy to the Partnership or (B) the Outside Date, provided that this right shall not be available to TC Energy if it has materially breached its representations, warranties, covenants or agreements contained in the Merger Agreement. The Merger Agreement contains provisions granting the Partnership (duly authorized by the Conflicts Committee) the right to terminate the Merger Agreement for certain reasons, including if there has been a breach by TC Energy, certain of its subsidiaries or Merger Sub of any representation, warranty, covenant or agreement contained in the Merger Agreement, or if any representation or warranty of TC Energy, certain of its subsidiaries or Merger Sub shall have become untrue in either case such that certain conditions to the Partnership’s obligation to consummate the Transactions under the Merger Agreement would not be satisfied and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (A) 60 days after the giving of notice thereof by the Partnership to TC Energy or (B) the Outside Date, provided that this shall not be available to the Partnership if it has materially breached its representations, warranties, covenants or agreements contained in the Merger Agreement.

Upon termination of the Merger Agreement under certain circumstances, the Partnership will be obligated to (i) pay TC Energy a termination fee equal to $25 million or (ii) pay TC Energy an expense reimbursement amount equal to $4 million. The Merger Agreement also provides that upon termination of the Merger Agreement under certain circumstances TC Energy will be obligated to pay the Partnership an expense reimbursement amount equal to $4 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on December 15, 2020, and the terms of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)   As of the date hereof, GP beneficially owns, and TransCan Northern, TC PipeLine USA, TCPL and TC Energy own indirectly through GP, 5,797,106 Common Units. In addition, as of the date hereof, TransCan Northern beneficially owns, and TC Energy, TCPL and TC PipeLine USA indirectly own, an additional 11,287,725 Common Units. The directors and executive officers of each of the Reporting Persons disclaim any beneficial ownership of the Common Units owned by GP and TransCan Northern. GP also owns a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Partnership. TransCanada American Investments Ltd. owns, and TC PipeLine USA owns indirectly through TransCanada American Investments Ltd., all of the outstanding 1,900,000 Class B Units of the Partnership.

(b)   The number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Amendment, and such information is incorporated herein by reference. Neither the directors nor the executive officers of each of the Reporting Persons individually have the power to vote or direct the vote of, or dispose or direct the disposition of, Common Units deemed beneficially owned by the Reporting Persons, or to dispose of or direct the disposition of, or receive or direct the receipt of, distributions with respect to such Common Units. TC Energy, by virtue of its ownership of TCPL, TC PipeLine USA and TransCan Northern, the sole stockholder of GP, has the sole power to elect the board of directors of GP, however, all decisions regarding Common Units owned by GP are within the exclusive authority of the board of directors of GP.

(c)   None.

(d)   The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Amendment.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

In connection with entry into the Merger Agreement, the members of the Conflicts Committee entered into indemnification agreements with the Partnership and the GP, pursuant to which the Partnership and the GP agreed to indemnify the members of the Conflicts Committee (the “Indemnitees”) for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by the Indemnitees in any action or proceeding arising out of his service as a director or agent of the Partnership or the GP. The above summary is qualified by reference to the full text of the indemnification agreements, which are filed as Exhibits F and G to this Amendment and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended and supplemented by adding the following:

Exhibit E	Agreement and Plan of Merger, dated as of December 14, 2020, by and among TC PipeLines, LP, TC PipeLines GP, Inc., TC Energy Corporation, TransCan Northern Ltd., TransCanada PipeLine USA Ltd. and TCP Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35358) filed with the Securities and Exchange Commission on December 15, 2020).

Exhibit F	Indemnification Agreement, dated as of December 14, 2020, by and among TC PipeLines, LP, TC PipeLines GP, Inc. and Jack F. Stark.

Exhibit G	Indemnification Agreement, dated as of December 14, 2020, by and among TC PipeLines, LP, TC PipeLines GP, Inc. and Malyn K. Malquist.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	December 16, 2020

TC Energy Corporation

/s/ Donald R. Marchand
Name:	Donald R. Marchand
Title:	Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

/s/ Christine R. Johnston
Name:	Christine R. Johnston
Title:	Vice-President, Law and Corporate Secretary

TransCanada PipeLines Limited

/s/ Donald R. Marchand
Name:	Donald R. Marchand
Title:	Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

/s/ Christine R. Johnston
Name:	Christine R. Johnston
Title:	Vice-President, Law and Corporate Secretary

TransCanada PipeLine USA Ltd.

/s/ Nathaniel A. Brown
Name:	Nathaniel A. Brown
Title:	Controller

/s/ Jon A. Dobson
Name:	Jon A. Dobson
Title:	Corporate Secretary

TransCan Northern Ltd.

/s/ Nathaniel A. Brown
Name:	Nathaniel A. Brown
Title:	Controller

/s/ Jon A. Dobson
Name:	Jon A. Dobson
Title:	Corporate Secretary

TC PipeLines GP, Inc.

/s/ Nathaniel A. Brown
Name:	Nathaniel A. Brown
Title:	President

/s/ Jon A. Dobson
Name:	Jon A. Dobson
Title:	Secretary

SCHEDULE I

Name	State of Incorporation or Formation	Principal Business	Business Address
TC Energy Corporation	Canada	Pipelines and Energy	TC Energy Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000

TransCanada PipeLines Limited	Canada	Pipelines and Energy	TC Energy Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000

TransCanada PipeLine USA Ltd.	Nevada	Pipelines and Energy	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761 Phone: (877) 290-2772

TransCan Northern Ltd.	Delaware	Pipelines and Energy	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761 Phone: (877) 290-2772

TC PipeLines GP, Inc.	Delaware	Pipelines and Energy	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761 Phone: (877) 290-2772

Schedule I

APPENDIX A & B

Executive Officers and Directors of TC Energy Corporation (“TC Energy”) and TransCanada PipeLines Limited:

DIRECTORS:

Name and Citizenship	Principal Occupation	Business Address
Stéphan Crétier Canada	Chairman, President and Chief Executive Officer, GardaWorld Security Corporation	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Michael R. Culbert Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Russell K. Girling Canada	President, Chief Executive Officer and Director TC Energy and TransCanada PipeLines Limited	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Susan C. Jones Canada and the United Kingdom	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Randy Limbacher United States	Chief Executive Officer, Meridian Energy, LLC	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

John E. Lowe United States	Senior Executive Advisor, Tudor, Pickering, Holt & Co., LLC	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

David MacNaughton Canada	President, Palantir Canada	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Una Power Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Mary Pat Salamone United States	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Indira Samarasekara Canada	Senior Advisor, Bennett Jones LLP	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

D. Michael G. Stewart Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Siim A. Vanaselja Canada	Corporate director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Thierry Vandal Canada	President, Axium Infrastructure US, Inc.	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Steven W. Williams Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Appendix A & B - 1

EXECUTIVE OFFICERS:

Name and Citizenship	Principal Occupation	Business Address
Russell K. Girling Canada	President and Chief Executive Officer	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Donald R. Marchand Canada	Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Stanley G. Chapman III United States	Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines	700 Louisiana Street, Suite 700 Houston, TX 77002-2761

Leslie Kass United States	Executive Vice-President, Technical Centre	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

François Poirier Canada	Chief Operating Officer, President, Power & Storage	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Wendy Hanrahan Canada	Executive Vice-President, Corporate Services	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Patrick Keys Canada	Executive Vice-President, Stakeholder Relations and General Counsel	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Tracy Robinson Canada	Executive Vice-President and President, Canadian Natural Gas Pipelines and President Coastal GasLink	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Bevin Wirzba Canada and the United Kingdom	Executive Vice-President and President, Liquids Pipelines	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Appendix A & B - 2

APPENDIX C

Executive Officers and Directors of TransCanada PipeLine USA Ltd. (“TransCanada PipeLine USA”):

Name and Citizenship	Principal Occupation	Business Address
Stanley G. Chapman III United States	Director and President of TransCanada PipeLine USA; Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines, TC Energy	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Nathaniel A. Brown United States	Director and Controller of TransCanada PipeLine USA; Vice-President, U.S. Natural Gas Pipelines Financial Services, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Tina Faraca United States	Director and Vice-President of TransCanada PipeLine USA; Senior Vice-President, U.S. Commercial, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Jon A. Dobson United States	Corporate Secretary of TransCanada PipeLine USA; Director, U.S. Governance and Securities Law, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Burton D. Cole United States	Vice-President of TransCanada PipeLine USA; Director, U.S. Pipeline Accounting, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

James R. Eckert United States	Vice-President of TransCanada PipeLine USA; Vice-President, U.S. Marketing and Optimization, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Nancy A. Johnson Canada	Vice-President and Treasurer of TransCanada PipeLine USA; Vice President, Treasury and International Finance, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

William C. Morris Canada	Vice-President, Finance of TransCanada PipeLine USA; Director, Corporate Finance and Assistant Treasurer, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

Alisa Williams United States	Vice-President, U.S. Taxation of TransCanada PipeLine USA; Director, U.S. Taxation, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Appendix C - 1

Name and Citizenship	Principal Occupation	Business Address
Joshua Gibbon United States	Vice-President of TransCanada PipeLine USA; Vice-President, U.S. Rates, Regulatory and Strategy, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, TX 77002-2761

Christopher E. Humes United States	Vice-President of TransCanada PipeLine USA; Senior Vice-President, U.S. Gas Operations and Projects, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, TX 77002-2761

Russell A. Mahan United States	Vice-President, U.S. Business Development of TransCanada PipeLine USA; Vice-President, U.S. Business Development, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, TX 77002-2761

Appendix C - 2

APPENDIX D

Executive Officers and Directors of TransCan Northern Ltd. (“TransCan Northern”):

Name and Citizenship	Principal Occupation	Business Address
Stanley G. Chapman III United States	Director and President of TransCan Northern; Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines, TC Energy	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Nathaniel A. Brown United States	Director and Controller of TransCan Northern; Vice-President, U.S. Natural Gas Pipelines Financial Services of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Jon A. Dobson United States	Director and Corporate Secretary of TransCan Northern; Director, U.S. Governance and Securities Law of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Burton D. Cole United States	Vice-President of TransCan Northern; Director, U.S. Pipeline Accounting of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

James R. Eckert United States	Vice-President of TransCan Northern; Vice-President, U.S. Marketing and Optimization of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Tina Faraca United States	Vice-President of TransCan Northern; Senior Vice-President, U.S. Commercial	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Nancy A. Johnson Canada	Vice-President and Treasurer of TransCan Northern; Vice President, Treasury and International Finance of TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

William C. Morris Canada	Vice-President, Finance of TransCan Northern; Director, Corporate Finance and Assistant Treasurer of TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

Alisa Williams United States	Vice-President, U.S. Taxation of TransCan Northern; Director, U.S. Taxation of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Appendix D - 1

APPENDIX E

Executive Officers and Directors of TC PipeLines GP, Inc. (“GP”)

Name and Citizenship	Principal Occupation	Business Address
Stanley G. Chapman III United States	Chair and Director of GP; Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines, TC Energy	700 Louisiana Street, Suite 700 Houston, TX 77002-2761

Jack F. Stark United States	Director of GP; Chief Financial Officer of Generate Capital, Inc.	700 Louisiana Street, Suite 700 Houston, TX 77002-2761

Malyn K. Malquist United States	Director of GP; Corporate Director	700 Louisiana Street, Suite 700 Houston, TX 77002-2761

Nathaniel A. Brown United States	President, Principal Executive Officer and Director of GP; Vice-President, U.S. Natural Gas Pipelines Financial Services of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Gloria L. Hartl Canada	Director of GP; Vice-President, Risk Management, TC Energy	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

Nadine E. Berge Canada	Director of GP; Director, Corporate Compliance and Legal Operations, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

Peggy Heeg United States	Director of GP; Partner, Reed Smith LLP	700 Louisiana Street, Suite 700 Houston, TX 77002-2761

Janine M. Watson Canada	Vice-President and General Manager of GP; Director, U.S. Natural Gas Joint Ventures, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

Alisa Williams United States	Vice-President, Taxation of GP; Director, U.S. Taxation, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Jon A. Dobson United States	Secretary of GP; Director, U.S. Governance and Securities Law, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Burton D. Cole United States	Controller of GP; Director, U.S. Pipeline Accounting, TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

William C. Morris Canada	Vice-President, Principal Financial Officer and Treasurer of GP; Director, Corporate Finance and Assistant Treasurer, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

Appendix E - 1

EXHIBIT F

TC PIPELINES, LP
INDEMNIFICATION AGREEMENT

THIS AGREEMENT (this “Agreement”) is effective December 14, 2020, between TC PipeLines, LP, a Delaware limited partnership (the “MLP”), TC PipeLines GP, Inc., a Delaware corporation (the “Company”), and the undersigned director of the Company (“Indemnitee”).

WHEREAS, the MLP Partnership Agreement (as defined below) provides for indemnification of each officer and director of the Company and the MLP, as well as persons serving in various other capacities, to the maximum extent permitted by the Partnership Statute (as defined below);

WHEREAS, the Indemnitee is entitled to indemnification pursuant to the MLP Partnership Agreement;

WHEREAS, the MLP Partnership Agreement, the Partnership Statute and the DGCL contemplate that contracts and insurance policies may be entered into with respect to indemnification of directors, officers and certain other persons;

WHEREAS, it is reasonable, prudent and necessary for each of the MLP and the Company to obligate itself contractually to indemnify Indemnitee so that he will continue to serve the MLP and the Company free from undue concern that he will not be adequately protected; and

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of each of the Company and the MLP that the parties hereto enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the MLP, the Company and Indemnitee do hereby covenant and agree as follows:

1.            Definitions. As used in this Agreement:

(a)              The term “Proceeding” shall include any threatened, pending or completed action, suit, inquiry or proceeding, whether brought by or in the right of the MLP or the Company or otherwise and whether of a civil, criminal, administrative, arbitrative or investigative nature, in which Indemnitee is or will be involved as a party, as a witness or otherwise, by reason of the fact that Indemnitee is or was a director or agent of the MLP or the Company, by reason of any action taken by him or of any inaction on his part while acting as a director or agent or by reason of the fact that he is or was serving at the request of the MLP or the Company as an officer, director, employee, member, partner, agent or trustee of another corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity; in each case whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification or reimbursement can be provided under this Agreement; provided that any such action, suit or proceeding that is brought by Indemnitee against the MLP or the Company or directors or officers of the MLP or the Company, other than an action brought by Indemnitee to enforce his rights under this Agreement, shall not be deemed a Proceeding without prior approval by a majority of the Board of Directors of the Company.

Exhibit F-1

(b)              The term “Expenses” shall include, without limitation, any judgments, fines and penalties against Indemnitee in connection with a Proceeding; amounts paid by Indemnitee in settlement of a Proceeding; and all attorneys’ fees and disbursements, accountants’ fees, private investigation fees and disbursements, retainers, court costs, transcript costs, fees of experts, fees and expenses of witnesses, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements, or expenses, reasonably incurred by or for Indemnitee in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in a Proceeding or establishing Indemnitee’s right of entitlement to indemnification for any of the foregoing.

(c)               References to “other enterprise” shall include employee benefit plans; references to “Fines” shall include any excise tax assessed with respect to any employee benefit plan; references to “serving at the request of the MLP or the Company” shall include any service as a director or agent of the MLP or the Company that imposes duties on, or involves services by, such director or agent with respect to an employee benefit plan, its participants or beneficiaries.

(d)              The term “substantiating documentation” shall mean copies of bills or invoices for costs incurred by or for Indemnitee, or copies of court or agency orders or decrees or settlement agreements, as the case may be, accompanied by a sworn statement from Indemnitee that such bills, invoices, court or agency orders or decrees or settlement agreements, represent costs or liabilities meeting the definition of “Expenses” herein.

(e)              The term “MLP Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of the MLP, dated as of December 31, 2018, as amended or restated from time to time.

(f)               The term “Partnership Statute” means the Delaware Revised Uniform Limited Partnership Act.

(g)              The term “DGCL” means the Delaware General Corporation Law.

(h)              The term “Board of Directors” means the Board of Directors of the Company.

2.            Indemnity of Indemnitee. To the fullest extent authorized or permitted by law (including the applicable provisions of the Partnership Statute and the DGCL), each of the MLP and the Company hereby agrees to hold harmless and indemnify Indemnitee against (i) Expenses and (ii) reimburse Indemnitee $900 per hour of time spent consulting with counsel or experts and preparing for and participating in Proceedings, including depositions or settlement discussions related thereto (“Hourly Reimbursement”), provided that Indemnitee is not otherwise entitled to receive directors’ fees. The phrase “to the fullest extent permitted by law” shall include, but not be limited to (i) to the fullest extent permitted by any provision of the Partnership Statute and the DGCL that authorizes or permits additional indemnification by agreement, or the corresponding provision of any amendment to or replacement of the Partnership Statute and the DGCL and (ii) to the fullest extent authorized or permitted by any amendments to or replacements of the Partnership Statute and the DGCL adopted after the date of this Agreement that increase the extent to which a limited liability company may indemnify its directors. Any amendment, alteration or repeal of the Partnership Statute and the DGCL that adversely affects any right of Indemnitee shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Exhibit F-2

3.            Additional Indemnity. Each of the MLP and the Company hereby further agrees to hold harmless and indemnify Indemnitee against Expenses incurred by reason of the fact that Indemnitee is or was a director or agent of the MLP or the Company, or is or was serving at the request of the MLP or the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, including, without limitation, any predecessor, subsidiary or affiliated entity of the MLP or the Company, provided that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct, or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. The termination of any Proceeding by judgment, order of the court, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that Indemnitee acted in bad faith or engaged in fraud or willful misconduct, or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.

4.            Exclusions. Any other provision herein to the contrary notwithstanding, the MLP and the Company shall not be obligated pursuant to the terms of this Agreement to:

(a)               indemnify or advance expenses to Indemnitee with respect to proceedings or claims initiated or brought voluntarily by Indemnitee and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement;

(b)              indemnify Indemnitee for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) to the extent such expenses or liabilities have been paid directly to Indemnitee by an insurance carrier under a policy of directors’ and officers’ liability insurance;

(c)              indemnify Indemnitee for expenses or the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute;

(d)               indemnify Indemnitee to the extent such indemnification is prohibited by applicable law; or

(e)               indemnify Indemnitee for any amounts paid in settlement if the MLP or the Company was not provided with written notice of such settlement and copies of all documents and agreements related thereto not less than three (3) business days prior to entering into such settlement.

Exhibit F-3

5.            Choice of Counsel. Indemnitee shall be entitled to employ, and be reimbursed for the fees and disbursements of, counsel separate from the counsel chosen by any other persons who are beneficiaries of the indemnification obligations of the Partnership.

6.            Advances of Expenses. The MLP and the Company shall be obligated to pay Expenses, including judgments, penalties, fines and settlements, incurred by Indemnitee, in advance of the final disposition of the Proceeding, within 10 days after receipt of Indemnitee’s written request accompanied by substantiating documentation and Indemnitee’s written affirmation that he has met the standard of conduct for indemnification and a written undertaking to repay the Expenses to the extent it is ultimately determined that indemnitee is not entitled to indemnification. No objections based on or involving the question whether such charges meet the definition of “Expenses,” including any question regarding the reasonableness of such Expenses, shall be grounds for failure to advance to such Indemnitee, or to reimburse such Indemnitee for, the amount claimed within such 10-day period, and the undertaking of Indemnitee set forth in Section 7 hereof to repay any such amount to the extent it is ultimately determined that Indemnitee is not entitled to indemnification shall be deemed to include an undertaking to repay any such Expenses not to have met such definition.

7.            Right of Indemnitee to Indemnification Upon Application; Procedure Upon Application. Any indemnification payment under this Agreement, other than pursuant to Section 5 hereof, shall be made no later than 30 days after receipt by the MLP and the Company of the written request of Indemnitee, accompanied by substantiating documentation, unless a determination is made within said 30-day period that Indemnitee has not met the relevant standards for indemnification set forth in Section 3 hereof by (1) the Board of Directors by a majority vote of a quorum consisting of directors who are not or were not parties to such Proceeding, (2) by a committee of the Board of Directors designated by majority vote of the Board of Directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, independent legal counsel in a written opinion or (4) by the stockholders.

The right to indemnification or advances as provided by this Agreement shall be enforceable by Indemnitee in any court of competent jurisdiction. The burden of proving that indemnification is not appropriate shall be on the MLP and the Company. Neither the failure of the MLP or the Company (including the Board of Directors, any committee thereof, any independent legal counsel or any equity owner thereof) to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standards of conduct, nor an actual determination by the MLP or the Company (including the Board of Directors, any committee thereof, any independent legal counsel or any equity owner thereof) that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.

8.            Undertaking by Indemnitee. Indemnitee hereby undertakes to repay to the MLP and the Company any advances of Expenses pursuant to Section 5 hereof to the extent that it is ultimately determined that Indemnitee is not entitled to indemnification.

Exhibit F-4

9.            Joint and Several Liability; No Duplicative Payments. The obligations of the MLP and the Company to make payments pursuant to this Agreement shall be joint and several; provided, however that in no event shall Indemnitee be entitled to receive duplicative payment from the MLP and the Company for any amount payable hereunder and, in the event that Indemnitee receives any duplicative payment, Indemnitee shall promptly notify each of the MLP and the Company of any such duplicative payment and shall return any such duplicative payment to the MLP or the Company as directed in writing by the MLP and the Company.

10.          Indemnification Hereunder Not Exclusive. The indemnification and advancement of expenses provided by this Agreement shall not deemed exclusive of any other rights to which Indemnitee may be entitled under the MLP Partnership Agreement the Partnership Statute, the DGCL, any directors’ and officers’ liability insurance, any other agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, Indemnitee shall reimburse the MLP and the Company for amounts paid to him pursuant to such other rights to the extent such payments duplicate any payments received pursuant to this Agreement. To the extent there is any conflict between this Agreement and the MLP Partnership Agreement with respect to any right or obligation of any party hereto, the terms of this Agreement shall control; provided, however, the foregoing shall not apply to a reduction of any right of the Indemnitee.

11.          Continuation of Indemnity. All agreements and obligations of the MLP and the Company contained herein shall continue during the period Indemnitee is a director or officer of the MLP or the Company (or is or was serving at the request of the MLP or the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise) and shall continue thereafter so long as Indemnitee shall be subject to any possible Proceeding.

12.          Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the MLP or the Company for some or a portion of Expenses, but not, however, for the total amount thereof, the MLP and the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

13.          Settlement of Claims. None of the MLP or the Company shall be liable to indemnify Indemnitee under this Agreement for any amounts paid in settlement of any Proceeding effected without the written consent of the MLP and the Company. None of the MLP or the Company shall settle any Proceeding in any manner that would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent. None of the MLP or the Company nor Indemnitee will unreasonably withhold their consent to any proposed settlement. None of the MLP or the Company shall be liable to indemnify Indemnitee under this Agreement with regard to any judicial award if the MLP and the Company were not given a reasonable and timely opportunity, at their expense, to participate in the defense of such action.

14.          Enforcement.

(a)               Each of the MLP and the Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce Indemnitee to serve as a director or officer of the MLP or the Company or in some other representative capacity on behalf of the MLP or the Company, and acknowledges that Indemnitee is relying upon this Agreement in continuing to serve in such capacity.

Exhibit F-5

(b)              In the event Indemnitee is required to bring any action or other proceeding to enforce rights or to collect money due under this Agreement and is successful in such action, the MLP and the Company shall reimburse Indemnitee for all of Indemnitee’s Expenses and any and all Hourly Reimbursement owed in connection with bringing and pursuing such action.

15.          Governing Law; Binding Effect; Amendment and Termination.

(a)              This Agreement shall be interpreted and enforced in accordance with the laws of the State of Delaware, without regard to conflicts of law principles of such state.

(b)              All proceedings in connection with, arising out of or otherwise relating in any way to this Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), provided that if subject matter jurisdiction over the matter that is the subject of the proceeding is vested exclusively in the United States federal courts, such proceeding shall be heard in the United States District Court for the District of Delaware.

(c)              This Agreement shall be binding upon the MLP and the Company, their respective successors and assigns, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assigns and to the benefit of the MLP and the Company, their respective successors and assigns.

(d)              No amendment, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by the MLP, the Company and Indemnitee.

16.          Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable (a) the validity, legality and enforceability of the remaining provisions of this Agreement shall not be in any way affected or impaired thereby, and (b) to the fullest extent possible, the provisions of this Agreement shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable. Each section of this Agreement is a separate and independent portion of this Agreement. If the indemnification to which Indemnitee is entitled as respects any aspect of any claim varies between two or more sections of this Agreement, that section providing the most comprehensive indemnification shall apply.

17.          Notice. Notice to any of the MLP or the Company shall be directed to TC PipeLines GP, Inc., 700 Louisiana Street, Suite 700, Houston, Texas 77002, Attention: President. Notice to Indemnitee shall be directed to the address set forth under his signature hereto. The foregoing addresses may be changed from time to time by the addressee upon notice to the other parties.

Notice shall be deemed received three days after the date postmarked if sent by prepaid mail, properly addressed.

Exhibit F-6

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the day and year first above written.

TC PIPELINES, LP

By: TC PipeLines GP, Inc., its general partner

By:	/s/Nathaniel A. Brown
Name:	Nathaniel A. Brown
Title:	President

By:	/s/ Jon A. Dobson
Name:	Jon A. Dobson
Title:	Secretary

TC PIPELINES GP, INC.

By:	/s/Nathaniel A. Brown
Name:	Nathaniel A. Brown
Title:	President

By:	/s/ Jon A. Dobson
Name:	Jon A. Dobson
Title:	Secretary

INDEMNITEE

By:	/s/ Jack F. Stark
Name:	Jack F. Stark
Address:

Signature Page to Indemnification Agreement

Exhibit F-7

EXHIBIT G

TC PIPELINES, LP
INDEMNIFICATION AGREEMENT

THIS AGREEMENT (this “Agreement”) is effective December 14, 2020, between TC PipeLines, LP, a Delaware limited partnership (the “MLP”), TC PipeLines GP, Inc., a Delaware corporation (the “Company”), and the undersigned director of the Company (“Indemnitee”).

WHEREAS, the MLP Partnership Agreement (as defined below) provides for indemnification of each officer and director of the Company and the MLP, as well as persons serving in various other capacities, to the maximum extent permitted by the Partnership Statute (as defined below);

WHEREAS, the Indemnitee is entitled to indemnification pursuant to the MLP Partnership Agreement;

WHEREAS, the MLP Partnership Agreement, the Partnership Statute and the DGCL contemplate that contracts and insurance policies may be entered into with respect to indemnification of directors, officers and certain other persons;

WHEREAS, it is reasonable, prudent and necessary for each of the MLP and the Company to obligate itself contractually to indemnify Indemnitee so that he will continue to serve the MLP and the Company free from undue concern that he will not be adequately protected; and

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is in the best interests of each of the Company and the MLP that the parties hereto enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the MLP, the Company and Indemnitee do hereby covenant and agree as follows:

1.             Definitions. As used in this Agreement:

(a)               The term “Proceeding” shall include any threatened, pending or completed action, suit, inquiry or proceeding, whether brought by or in the right of the MLP or the Company or otherwise and whether of a civil, criminal, administrative, arbitrative or investigative nature, in which Indemnitee is or will be involved as a party, as a witness or otherwise, by reason of the fact that Indemnitee is or was a director or agent of the MLP or the Company, by reason of any action taken by him or of any inaction on his part while acting as a director or agent or by reason of the fact that he is or was serving at the request of the MLP or the Company as an officer, director, employee, member, partner, agent or trustee of another corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity; in each case whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification or reimbursement can be provided under this Agreement; provided that any such action, suit or proceeding that is brought by Indemnitee against the MLP or the Company or directors or officers of the MLP or the Company, other than an action brought by Indemnitee to enforce his rights under this Agreement, shall not be deemed a Proceeding without prior approval by a majority of the Board of Directors of the Company.

Exhibit G-1

(b)               The term “Expenses” shall include, without limitation, any judgments, fines and penalties against Indemnitee in connection with a Proceeding; amounts paid by Indemnitee in settlement of a Proceeding; and all attorneys’ fees and disbursements, accountants’ fees, private investigation fees and disbursements, retainers, court costs, transcript costs, fees of experts, fees and expenses of witnesses, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements, or expenses, reasonably incurred by or for Indemnitee in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in a Proceeding or establishing Indemnitee’s right of entitlement to indemnification for any of the foregoing.

(c)               References to “other enterprise” shall include employee benefit plans; references to “Fines” shall include any excise tax assessed with respect to any employee benefit plan; references to “serving at the request of the MLP or the Company” shall include any service as a director or agent of the MLP or the Company that imposes duties on, or involves services by, such director or agent with respect to an employee benefit plan, its participants or beneficiaries.

(d)               The term “substantiating documentation” shall mean copies of bills or invoices for costs incurred by or for Indemnitee, or copies of court or agency orders or decrees or settlement agreements, as the case may be, accompanied by a sworn statement from Indemnitee that such bills, invoices, court or agency orders or decrees or settlement agreements, represent costs or liabilities meeting the definition of “Expenses” herein.

(e)               The term “MLP Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of the MLP, dated as of December 31, 2018, as amended or restated from time to time.

(f)                The term “Partnership Statute” means the Delaware Revised Uniform Limited Partnership Act.

(g)               The term “DGCL” means the Delaware General Corporation Law.

(h)               The term “Board of Directors” means the Board of Directors of the Company.

2.            Indemnity of Indemnitee. To the fullest extent authorized or permitted by law (including the applicable provisions of the Partnership Statute and the DGCL), each of the MLP and the Company hereby agrees to hold harmless and indemnify Indemnitee against (i) Expenses and (ii) reimburse Indemnitee $900 per hour of time spent consulting with counsel or experts and preparing for and participating in Proceedings, including depositions or settlement discussions related thereto (“Hourly Reimbursement”), provided that Indemnitee is not otherwise entitled to receive directors’ fees. The phrase “to the fullest extent permitted by law” shall include, but not be limited to (i) to the fullest extent permitted by any provision of the Partnership Statute and the DGCL that authorizes or permits additional indemnification by agreement, or the corresponding provision of any amendment to or replacement of the Partnership Statute and the DGCL and (ii) to the fullest extent authorized or permitted by any amendments to or replacements of the Partnership Statute and the DGCL adopted after the date of this Agreement that increase the extent to which a limited liability company may indemnify its directors. Any amendment, alteration or repeal of the Partnership Statute and the DGCL that adversely affects any right of Indemnitee shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Exhibit G-2

3.             Additional Indemnity. Each of the MLP and the Company hereby further agrees to hold harmless and indemnify Indemnitee against Expenses incurred by reason of the fact that Indemnitee is or was a director or agent of the MLP or the Company, or is or was serving at the request of the MLP or the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, including, without limitation, any predecessor, subsidiary or affiliated entity of the MLP or the Company, provided that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct, or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. The termination of any Proceeding by judgment, order of the court, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that Indemnitee acted in bad faith or engaged in fraud or willful misconduct, or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.

4.             Exclusions. Any other provision herein to the contrary notwithstanding, the MLP and the Company shall not be obligated pursuant to the terms of this Agreement to:

(a)               indemnify or advance expenses to Indemnitee with respect to proceedings or claims initiated or brought voluntarily by Indemnitee and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement;

(b)               indemnify Indemnitee for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) to the extent such expenses or liabilities have been paid directly to Indemnitee by an insurance carrier under a policy of directors’ and officers’ liability insurance;

(c)               indemnify Indemnitee for expenses or the payment of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar successor statute;

(d)               indemnify Indemnitee to the extent such indemnification is prohibited by applicable law; or

(e)               indemnify Indemnitee for any amounts paid in settlement if the MLP or the Company was not provided with written notice of such settlement and copies of all documents and agreements related thereto not less than three (3) business days prior to entering into such settlement.

Exhibit G-3

5.            Choice of Counsel. Indemnitee shall be entitled to employ, and be reimbursed for the fees and disbursements of, counsel separate from the counsel chosen by any other persons who are beneficiaries of the indemnification obligations of the Partnership.

6.            Advances of Expenses. The MLP and the Company shall be obligated to pay Expenses, including judgments, penalties, fines and settlements, incurred by Indemnitee, in advance of the final disposition of the Proceeding, within 10 days after receipt of Indemnitee’s written request accompanied by substantiating documentation and Indemnitee’s written affirmation that he has met the standard of conduct for indemnification and a written undertaking to repay the Expenses to the extent it is ultimately determined that indemnitee is not entitled to indemnification. No objections based on or involving the question whether such charges meet the definition of “Expenses,” including any question regarding the reasonableness of such Expenses, shall be grounds for failure to advance to such Indemnitee, or to reimburse such Indemnitee for, the amount claimed within such 10-day period, and the undertaking of Indemnitee set forth in Section 7 hereof to repay any such amount to the extent it is ultimately determined that Indemnitee is not entitled to indemnification shall be deemed to include an undertaking to repay any such Expenses not to have met such definition.

7.             Right of Indemnitee to Indemnification Upon Application; Procedure Upon Application. Any indemnification payment under this Agreement, other than pursuant to Section 5 hereof, shall be made no later than 30 days after receipt by the MLP and the Company of the written request of Indemnitee, accompanied by substantiating documentation, unless a determination is made within said 30-day period that Indemnitee has not met the relevant standards for indemnification set forth in Section 3 hereof by (1) the Board of Directors by a majority vote of a quorum consisting of directors who are not or were not parties to such Proceeding, (2) by a committee of the Board of Directors designated by majority vote of the Board of Directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, independent legal counsel in a written opinion or (4) by the stockholders.

The right to indemnification or advances as provided by this Agreement shall be enforceable by Indemnitee in any court of competent jurisdiction. The burden of proving that indemnification is not appropriate shall be on the MLP and the Company. Neither the failure of the MLP or the Company (including the Board of Directors, any committee thereof, any independent legal counsel or any equity owner thereof) to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standards of conduct, nor an actual determination by the MLP or the Company (including the Board of Directors, any committee thereof, any independent legal counsel or any equity owner thereof) that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.

8.            Undertaking by Indemnitee. Indemnitee hereby undertakes to repay to the MLP and the Company any advances of Expenses pursuant to Section 5 hereof to the extent that it is ultimately determined that Indemnitee is not entitled to indemnification.

Exhibit G-4

9.            Joint and Several Liability; No Duplicative Payments. The obligations of the MLP and the Company to make payments pursuant to this Agreement shall be joint and several; provided, however that in no event shall Indemnitee be entitled to receive duplicative payment from the MLP and the Company for any amount payable hereunder and, in the event that Indemnitee receives any duplicative payment, Indemnitee shall promptly notify each of the MLP and the Company of any such duplicative payment and shall return any such duplicative payment to the MLP or the Company as directed in writing by the MLP and the Company.

10.          Indemnification Hereunder Not Exclusive. The indemnification and advancement of expenses provided by this Agreement shall not deemed exclusive of any other rights to which Indemnitee may be entitled under the MLP Partnership Agreement the Partnership Statute, the DGCL, any directors’ and officers’ liability insurance, any other agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, Indemnitee shall reimburse the MLP and the Company for amounts paid to him pursuant to such other rights to the extent such payments duplicate any payments received pursuant to this Agreement. To the extent there is any conflict between this Agreement and the MLP Partnership Agreement with respect to any right or obligation of any party hereto, the terms of this Agreement shall control; provided, however, the foregoing shall not apply to a reduction of any right of the Indemnitee.

11.          Continuation of Indemnity. All agreements and obligations of the MLP and the Company contained herein shall continue during the period Indemnitee is a director or officer of the MLP or the Company (or is or was serving at the request of the MLP or the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise) and shall continue thereafter so long as Indemnitee shall be subject to any possible Proceeding.

12.          Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the MLP or the Company for some or a portion of Expenses, but not, however, for the total amount thereof, the MLP and the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which Indemnitee is entitled.

13.          Settlement of Claims. None of the MLP or the Company shall be liable to indemnify Indemnitee under this Agreement for any amounts paid in settlement of any Proceeding effected without the written consent of the MLP and the Company. None of the MLP or the Company shall settle any Proceeding in any manner that would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent. None of the MLP or the Company nor Indemnitee will unreasonably withhold their consent to any proposed settlement. None of the MLP or the Company shall be liable to indemnify Indemnitee under this Agreement with regard to any judicial award if the MLP and the Company were not given a reasonable and timely opportunity, at their expense, to participate in the defense of such action.

14.          Enforcement.

(a)               Each of the MLP and the Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce Indemnitee to serve as a director or officer of the MLP or the Company or in some other representative capacity on behalf of the MLP or the Company, and acknowledges that Indemnitee is relying upon this Agreement in continuing to serve in such capacity.

Exhibit G-5

(b)               In the event Indemnitee is required to bring any action or other proceeding to enforce rights or to collect money due under this Agreement and is successful in such action, the MLP and the Company shall reimburse Indemnitee for all of Indemnitee’s Expenses and any and all Hourly Reimbursement owed in connection with bringing and pursuing such action.

15.          Governing Law; Binding Effect; Amendment and Termination.

(a)                This Agreement shall be interpreted and enforced in accordance with the laws of the State of Delaware, without regard to conflicts of law principles of such state.

(b)               All proceedings in connection with, arising out of or otherwise relating in any way to this Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), provided that if subject matter jurisdiction over the matter that is the subject of the proceeding is vested exclusively in the United States federal courts, such proceeding shall be heard in the United States District Court for the District of Delaware.

(c)               This Agreement shall be binding upon the MLP and the Company, their respective successors and assigns, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assigns and to the benefit of the MLP and the Company, their respective successors and assigns.

(d)               No amendment, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by the MLP, the Company and Indemnitee.

16.          Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable (a) the validity, legality and enforceability of the remaining provisions of this Agreement shall not be in any way affected or impaired thereby, and (b) to the fullest extent possible, the provisions of this Agreement shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable. Each section of this Agreement is a separate and independent portion of this Agreement. If the indemnification to which Indemnitee is entitled as respects any aspect of any claim varies between two or more sections of this Agreement, that section providing the most comprehensive indemnification shall apply.

17.          Notice. Notice to any of the MLP or the Company shall be directed to TC PipeLines GP, Inc., 700 Louisiana Street, Suite 700, Houston, Texas 77002, Attention: President. Notice to Indemnitee shall be directed to the address set forth under his signature hereto. The foregoing addresses may be changed from time to time by the addressee upon notice to the other parties.

Notice shall be deemed received three days after the date postmarked if sent by prepaid mail, properly addressed.

Exhibit G-6

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the day and year first above written.

TC PIPELINES, LP

By: TC PipeLines GP, Inc., its general partner

By:	/s/Nathaniel A. Brown
Name:	Nathaniel A. Brown
Title:	President

By:	/s/ Jon A. Dobson
Name:	Jon A. Dobson
Title:	Secretary

TC PIPELINES GP, INC.

By:	/s/ Nathaniel A. Brown
Name:	Nathaniel A. Brown
Title:	President

By:	/s/ Jon A. Dobson
Name:	Jon A. Dobson
Title:	Secretary

INDEMNITEE

By:	/s/ Malyn K. Malquist
Name:	Malyn K. Malquist
Address:

Signature Page to Indemnification Agreement

Exhibit G-7